CONFIDENTIAL TREATMENT REQUESTED

BY KAYAK SOFTWARE CORPORATION

UNDER 17 C.F.R. §§ 200.83

August 15, 2011

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Mark P. Shuman

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Re:	Kayak Software Corporation

Amendment No. 6 to Registration Statement on Form S-1

File No. 333-170640

Ladies and Gentlemen:

On behalf of Kayak Software Corporation (the “Company”), and in connection with the submission of a letter dated January 14, 2011 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 15, 2010, relating to the Company’s Registration Statement on Form S-1 (File No. 333-170640) filed with the Commission on November 17, 2010 (the “Registration Statement”), we submit this supplemental letter to further address comments 36, 37 and 38 of the First Response Letter, each of which are recited below in italicized type and followed by the Company’s response thereto.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Securities and Exchange Commission August 15, 2011 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY KAYAK SOFTWARE CORPORATION UNDER 17 C.F.R. §§ 200.83

36.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

We supplementally advise the Staff that, on August 11, 2011, representatives of Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc., the lead underwriters for the Company’s initial public offering (“IPO”)and on behalf of the underwriters, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] – [***] per share. As we previously advised the Staff, the Company first initiated formal discussions with potential underwriters regarding the offering several years prior to the initial filing of the Registration Statement. During these discussions, the underwriters provided the Company with their analyses of the Company’s business, how the underwriters would position the Company for an offering, and valuation methodologies and analyses of comparable companies, but the underwriters did not provide the Company with a proposed price range. The range above does not take into account the current lack of liquidity for the Company’s common stock nor the current volatility of the public equity markets, and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

The Company will set forth a bona fide preliminary price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus.

37.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

In response to the Staff’s comment, the Company will add disclosure in a subsequent amendment relating to the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of June 30, 2011. For reference, the added disclosure is copied below. Certain values have been left blank because the Company and the underwriters have not yet determined an estimated IPO price. The Company intends to complete the disclosure with the requested values in a subsequent amendment that includes a price range as soon as practicable.

“Assuming the sale of shares contemplated by this offering is consummated at $                 per share, which is the midpoint of the range of the initial public offering prices listed on the cover page of this prospectus, the aggregate intrinsic values of vested and unvested options to purchase shares of our common stock outstanding as of June 30, 2011 would be $                 million and $                 million, respectively. Although it is possible that the completion of this offering will add value to the shares of our common stock because they will have increased liquidity and marketability, the amount of any additional value cannot be measured with precision or certainty.”

38.	When you include the estimated IPO price in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the most recent fair value of your common stock and the midpoint of your estimated IPO price range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

CONFIDENTIAL TREATMENT REQUESTED

BY KAYAK SOFTWARE CORPORATION

UNDER 17 C.F.R. §§ 200.83

We supplementally advise the Staff that, as described beginning on page 48 of Amendment No. 6 to the Company’s Registration Statement on Form S-1 filed on August 11, 2011 (“Amendment No. 6”), the Company regularly performs contemporaneous valuations of the Company’s common stock to assist the Company’s Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors (the “Board”) and, prior to the formation of the Compensation Committee in March 2004, or at such times when the Compensation Committee was not active, the Board, in its determination of the common stock’s fair value for purposes of granting stock options. The Compensation Committee or the Board, as applicable, considers numerous objective and subjective factors, including the factors set forth on page 48 of Amendment No. 6 and the likelihood of the Company’s IPO. The Compensation Committee or the Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Compensation Committee’s or the Board’s, as applicable, and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

The Company granted an aggregate of 690,000 options to approximately 22 individuals, including employees of the Company, on June 7, 2011. The Company has not granted any other equity awards following that date. At the time the option grants were approved, the Board and the Compensation Committee determined that the fair value of the shares of the Company’s common stock underlying such option grants was $21.00 per share. The Board and the Compensation Committee based their determination of the fair value of the Company’s common stock on the factors described above.

We supplementally provide the Staff the following discussion regarding the significant factors contributing to the difference between the estimated offering price and the fair value of the Company’s common stock as of June 7, 2011 to respond to comment 38 of the First Response Letter.

The Company believes the difference between the fair value of its common stock on June 7, 2011, as determined by the Board and the Compensation Committee, and the preliminary price range, as recommended by the underwriters, is the result of the following factors:

•	the increased likelihood of consummating the Company’s initial public offering since June 7, 2011;

•

the preliminary price range necessarily assumes that the initial public offering will occur and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s and Compensation Committee’s fair value determination;

•

the use of different comparable companies by the underwriters in their valuation models as compared to the comparable companies utilized in the valuation considered by the Board and Compensation Committee;

•	the use of a broader set of financial metrics by the underwriters in their valuation models as compared to the metrics utilized in the valuation considered by the Board and Compensation Committee;

CONFIDENTIAL TREATMENT REQUESTED

BY KAYAK SOFTWARE CORPORATION

UNDER 17 C.F.R. §§ 200.83

•

the differences in the projected time periods utilized by the underwriters in their comparable company analysis as compared to the metrics utilized in the valuation considered by the Board and Compensation Committee. Specifically, the underwriters applied their broader set of financial metrics to their projections of the Company’s financial results and the financial results of comparable companies for 2011, 2012 and 2013. In contrast to this methodology, the analysis in the valuation considered by the Board and Compensation Committee estimated the fair value of the Company’s common stock on both trailing financial data and, for the comparable companies used in their analysis, one year of projected financial data;

•

the differences in the Company’s long term growth rate utilized by the underwriters in their discounted cash flow valuation model as compared to the Company’s long term growth rate in the discounted cash flow valuation model utilized in the valuation considered by the Board;

•	the Company’s consideration of various objective and subjective factors, as described above, that were not used in the underwriters’ analysis and modeling; and

•

continued and accelerating improvement in the Company’s performance, in particular, continued growth in the Company’s revenues, number queries, new product offerings, and the consent decree entered into in connection with Google Inc.’s acquisition of ITA Software, Inc.

Based upon all the factors discussed above, the Company advises the Staff that it believes that the description above adequately and accurately discloses the significant factors contributing to the difference between the estimated price range for the Company’s initial public offering and the fair value of the Company’s common stock as of June 7, 2011, the grant date of the Company’s most recent stock options.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 617-951-8459.

Sincerely,

/s/ Michael A. Conza

Michael A. Conza

cc:	Katherine Wray, U.S. Securities and Exchange Commission

David Edgar, U.S. Securities and Exchange Commission

Patrick Gilmore, U.S. Securities and Exchange Commission

Daniel Stephen Hafner, Kayak Software Corporation

Karen Ruzic Klein, Kayak Software Corporation

Melissa W. Reiter, Kayak Software Corporation

Paul M. English, Kayak Software Corporation

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

David W. Mason, Bingham McCutchen LLP